UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Finch Therapeutics Group, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

31773D101
(CUSIP Number)

Christian H. Lange c/o Crestovo Investor LLC 28 Havemeyer Place Greenwich, CT 06830 (203) 485-8550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

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1	NAME OF REPORTING PERSON Crestovo Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,641,441
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,641,441
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,641,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31773D101	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON Chris Shumway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,641,441
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,641,441
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,641,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31773D101	SCHEDULE 13D	Page 4 of 10

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock of Finch Therapeutics Group Inc. (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s principal executive offices are located at 200 Inner Belt Road, Suite 400, Sommerville, MA 02143

Item 2. Identity and Background.

(a), (f)   This Schedule 13D is being filed on behalf of Crestovo Investor LLC, a Delaware limited liability company (“Crestovo”) and Chris Shumway, a United States citizen (“Mr. Shumway” and, together with Crestovo, the “Reporting Persons”).

(b)        The principal business address for each of the Reporting Persons is:

c/o Crestovo Investor LLC

28 Havemeyer Place

Greenwich, CT 06830

(c)        Crestovo was formed in order to engage in the acquiring, holding and disposing of investments in various companies and to fulfill such other purposes as may be determined by Mr. Shumway from time to time. Mr. Shumway exercises voting and investment power with respect to shares held by Crestovo. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, Mr. Shumway may be deemed to be a beneficial owner of the Common Stock held by Crestovo.

(d)        None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

With respect to shares of Common Stock acquired by conversion, the source of the consideration was portfolio securities held by Crestovo, as set forth below in more detail in Item 5(c). With respect to shares of Common Stock acquired by purchase, the source of the consideration was investment funds available to Crestovo in the aggregate amount of approximately $12,500,000.

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Item 4. Purpose of Transaction.

The information in Item 6 is incorporated herein by reference.

The Reporting Persons acquired the Common Stock for investment purposes. Mr. Shumway is a member of the board of directors of the Company and, as such, is involved in making material business decisions regarding the issuer’s policies and practices and may be involved in the consideration of various proposals considered by the issuer’s board of directors.

The Reporting Persons anticipate having discussions with directors and officers of the Company, other shareholders or third parties in connection with the Reporting Persons’ investment in the Company. Further discussions may include one or more members of the Company’s management, the board of directors, other stockholders of the Company and other persons to discuss the Company’s business, strategies, the composition of the board of directors of the Company, and other matters related to the Company. These discussions may reveal options for enhancing shareholder value through various strategic alternatives or operational or management initiatives.

The Reporting Persons intend to monitor and review their investments in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock of the Company (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; including through exercise of the registration rights described in Item 6; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The calculations of beneficial ownership percentage is based on 47,145,402 shares of Common Stock issued and outstanding as of the closing of the Company’s initial public offering, as reported in the Issuer’s prospectus dated March 18, 2021.

(a)      Amount beneficially owned:

See row 11 of the cover page of each Reporting Person

Percent of class:

See row 13 of the cover page of each Reporting Person

(b)      Number of shares as to which such person has:

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(i)     Sole power to vote or to direct the vote:

See row 7 of the cover page of each Reporting Person.

(ii)     Shared power to vote or to direct the vote:

See row 8 of the cover page of each Reporting Person.

(iii)    Sole power to dispose or to direct the disposition of:

See row 9 of the cover page of each Reporting Person.

(iv)   Shared power to dispose or to direct the disposition of:

See row 10 of the cover page of each Reporting Person.

(c)     In connection with the completion of the Company’s initial public offering, Crestovo received 11,906,147 shares of Common Stock as a result of the automatic conversion of classes of preferred stock of the Compnay held by Crestovo. Of these, 8,672,117 shares of Common Stock were issued upon conversion of Series A preferred stock; 1,064,466 shares of Common Stock were issued upon conversion of Series B preferred stock; 1,172,480 shares of Common Stock were issued upon conversion of Series C preferred stock; and 997,084 shares of Common Stock were issued upon conversion of Series D preferred stock.

Crestovo also acquired 735,294 shares of Common Stock at a price of $17.00 per share in the initial public offering.

(d)     No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons entered into a Joint Filing Agreement on April 1, 2021 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Lock-Up Agreement

The Reporting Persons have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 180 days after March 18, 2021, without first obtaining the written consent of BofA Securities, Inc., Jefferies LLC and Evercore Group L.L.C. Specifically, the Reporting Persons have agreed, with certain limited exceptions, not to directly or indirectly:

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•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock;

•	exercise any right with respect to the registration of any of the Common Stock, or file, cause to be filed or cause to be confidentially submitted any registration statement in connection therewith; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of shares of Common Stock or other securities, in cash or otherwise.

The exceptions to the restrictions above permit the Reporting Persons, subject to certain restrictions, to transfer the Common Stock:

•	as a bona fide gift or gifts, including bona fide gift or gifts to a charitable organization or educational institution;

•	to any immediate family member or any trust;

•	to any corporation, partnership, limited liability company, or other entity, all of the beneficial ownership interests of which are held by the person subject to the lock-up;

•	to affiliates or to any investment fund or other entity controlled or managed by the person subject to the lock-up;

•	by will, other testamentary document or intestate succession;

•	by operation of law pursuant to orders of a court or regulatory agency, a domestic order or negotiated divorce settlement;

•	pursuant to any contractual arrangement that provides for the repurchase by the Company of securities of the Company held by the person subject to the lock-up in connection with the termination of employment with, or service to, the Company;

•	by surrender or forfeiture of shares of Common Stock or other securities of the Company to the Company to satisfy tax withholding obligations upon exercise or vesting or the exercise price upon a cashless net exercise, in each case, of stock options, restricted stock, other equity awards, warrants or other rights to acquire shares of Common Stock; or

•	pursuant to a bona fide tender offer for shares of the Company’s securities, merger, consolidation or other similar transaction made to all holders of the Company’s securities that has been approved by the Company’s board of directors, which results in any person or group of persons becoming the beneficial owners (as defined in Rules 13d-3 and 13d-5 of the Act) of 90% of the outstanding voting securities of the Company (or the surviving entity).

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This lock-up provision applies to Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with Common Stock. It also applies to Common Stock owned or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

This description of the Lock Up Agreement should be read together with the complete form Lock Up Agreement. See Exhibit 2 to this Schedule 13D.

Third Amended and Restated Stockholders Agreement

Crestovo, together with certain other stockholders of the Company, have entered into a Third Amended and Restated Stockholders Agreement that provides for registration rights with respect to the shares of Common Stock covered thereby. Upon the closing of the Company’s initial public offering, shares of Common Stock covered thereby (“registrable securities”) became entitled to certain rights with respect to registration of such shares under the Securities Act of 1933 (“Securities Act”).

Demand Registration Rights: At any time beginning 180 days following March 18, 2021, the holders of at least 20% of the registrable securities then outstanding have the right to make up to two demands that the Company file a registration statement under the Securities Act subject to specified conditions and exceptions. Such request for registration must cover shares with an anticipated aggregate offering price to the public of at least $25 million.

Piggyback Registration Rights: If the Company registers any securities for public sale, the holders of its registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement, subject to specified exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in such registration statement, but not below 25% of the total amount of securities included in such registration.

Registration on Form S-3: If the Company is eligible to file a registration statement on Form S-3, the holders of at least 20% of the registrable securities then outstanding have the right to demand that the Company file registration statements on Form S-3, provided that the aggregate amount of securities to be sold under the registration statement is at least $5.0 million, net of underwriting discounts and commissions and specified expenses. The Company is not obligated to effect a demand for registration on Form S-3 by holders of its registrable securities more than two times during any 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration: The Company will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

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Indemnification: The registration rights also include customary provisions pursuant to which the Company has agreed to indemnify holders of registrable securities, among others, for certain liabilities in connection with public offerings of Common Stock, including liabilities under the Securities Act.

Termination of Registration Rights: The demand, piggyback and Form S-3 registration rights described above will terminate on the earliest to occur of (1) the closing of a deemed liquidation event, as defined in the Company’s certificate of incorporation, (2) the five-year anniversary of the closing of the Company’s initial public offering and (3) with respect to each stockholder, at such time as Rule 144 under the Securities Act or another similar exemption is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

This description of the Third Amended and Restated Stockholders Agreement should be read together with a complete text of the Third Amended and Restated Stockholders Agreement See Exhibit 3 to this Schedule 13D

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of April 1, 2021 among Crestovo Investor LLC and Chris Shumway.

Exhibit 2	Form of Lock up agreement (included as Exhibit A to the Underwriting Agreement, incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-253622).

Exhibit 3	Third Amended and Restated Stockholders Agreement by and among the registrant and certain of its stockholders, dated as of September 2, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-253622).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2021

CRESTOVO INVESTOR LLC

By:	/s/ Chris Shumway
	Name:	Chris Shumway
	Title:	Authorized Singatory

/s/ Chris Shumway
Chris Shumway